QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31, 2012	Year Ended December 31, 2011	For the Period from Inception to December 31, 2010
	(in thousands, except ratio)
Earnings:
Net income (loss)	$131,919	$53,232	$(52,040)
Add:
Provision (benefit) for income taxes	72,054	29,609	(8,875)
Fixed charges	167,638	68,797	53,673
Less:
Capitalized interest	(19,388)	(10,390)	(1,769)

Earnings as adjusted (A)	$352,223	$141,248	$(9,011)
Fixed charges:
Interest expense	$147,413	$57,692	$51,743
Capitalized interest	19,388	10,390	1,769
Interest factors of rents(2)	837	715	161
Fixed charges as adjusted (B)	$167,638	$68,797	$53,673
Ratio of earnings (loss) to fixed charges ((A) divided by (B))(1)	2.10	2.05	—

(1)
For the period from inception to December 31, 2010, earnings were insufficient to cover fixed charges by $62.7 million.

(2)
Estimated to be 1/3 of rent expense.

QuickLinks

  EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES